Exhibit 99.1

China Yuchai International Reports 2007 Unaudited
Revenues

- 2008 Nine-Month Diesel Engine Unit Sales 13% Higher -

Singapore, Singapore – November 10, 2008 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that, on an unaudited basis, its total revenues for fiscal year 2007 were approximately RMB 9.5 billion (US$1.4 billion) compared with total revenues of RMB 6.9 billion (US$1.0 billion) on an audited basis in fiscal year 2006. Net income for fiscal year 2007 is expected to be significantly above the net income of RMB 111.3 million (US$16.2 million) achieved in fiscal year 2006.

China Yuchai is finalizing its unaudited consolidated 2007 financial statements and unaudited consolidated 2008 interim financial statements in conformity with US GAAP. The unaudited consolidated 2007 financial statements will be released as soon as they are available.

For the nine months ended September 30, 2008, diesel engine unit sales increased 13% to 320,526 units compared with 283,720 units in the same period in 2007. With the continued growth in the diesel engine industry in the nine months ended September 30, 2008, the Company’s subsidiary, Guangxi Yuchai Machinery Company Limited (GYMCL), maintained its No. 1 ranking for diesel engine unit sales, according to statistics released by the China Association of Automobile Manufacturers.

The unit sales growth by GYMCL was propelled by robust engine sales in the first six months of 2008 prior to the implementation of the stricter National III engine emission standards on July 1, 2008 in the PRC. However, in the third quarter of 2008, the Chinese automotive industry began to experience a slowdown and the full effects of the global financial crisis is expected to continue to dampen demand.

Disclaimer Regarding Unaudited Financial Results

The financial information of the Company presented above for fiscal year 2007 are unaudited and may not be necessarily indicative of the audited results. Investors should be aware that the Company has not yet finalized its results for fiscal year 2007 and that the unaudited results could differ materially from the Company’s audited results.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. Translations of amounts from RMB into U.S. dollars, which is solely for the convenience of the reader, can be calculated at the rate of US$1.00 = RMB 6.8258, which is the rate quoted by the People’s Bank of China (“PBOC”) on October 31, 2008. The Renminbi equivalent amounts for fiscal year 2006 have been translated from RMB into U.S. dollars at the rate of US$1.00 = RMB 6.8591, the rate quoted by the PBOC at the close of business on June 30, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on October 31, 2008 or any other date.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, GYMCL sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com